Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 249543
Prospectus Supplement dated March 17, 2022
(To Prospectus Dated October 19, 2020)

The Procter & Gamble Company
Direct Stock Purchase Plan

14,500,000 Shares of Common Stock (without par value)
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This is a Prospectus Supplement (“Supplement”) to the Prospectus dated October 19, 2020 (the “Prospectus”), related to The Procter & Gamble Company Direct Stock Purchase Plan (the “Plan”).
The information set forth below is intended to amend, in each case to the extent the context requires, those sections originally set forth in the Prospectus. If the information in this Supplement is inconsistent with the accompanying Prospectus, this Supplement will supersede information in the Prospectus.  All other sections originally set forth in the Prospectus are unchanged.
It is important for you to read and consider carefully all information contained or incorporated by reference in this Supplement and the accompanying Prospectus with respect to this offering prior to making a decision to invest. Please see the “Incorporation of Certain Documents by Reference” section of the Prospectus for information on us and our financial statements.
The following are the changes to the Plan:
•	The dividend reinvestment fee of 5% of dividend value up to a maximum fee of $3.00 per dividend increased to 5% of dividend value up to a maximum fee of $5.00 per dividend.
•	We are increasing the recommended amount of insurance for mailed certificates from at least 3% of the current market value to at least 5% of the current market value.
The section of the Prospectus titled Plan of Distribution – Investment Summary and Fees – Fees is amended as follows:

Investment fees
Initial enrollment (new investors only)	$15.00
Dividend reinvestment	5% / $5.00 max
Check investment	$5.00
One-time automatic investment	$1.00
Recurring automatic investment	$1.00
Employee payroll deduction	$0.00
Dividend purchase trading commission per share	$0.03
Optional cash purchase trading commission per share Payroll purchase trading fee per share	$0.03 $0.03
Sales fees
Batch Order	$15.00
Market Order	$25.00
Limit Order per transaction (Day/GTD/GTC)	$30.00
Stop Order	$30.00
Sale trading commission per share	$0.12
Direct deposit of sale proceeds	$5.00
Other fees
Certificate deposit	Company Paid
Returned check / Rejected automatic bank withdrawals	$35.00 per item
Prior year duplicate statements	$15.00 per year

We may change these participation fees at any time. We will give you notice of any fee increase before it applies to you.
The section of the Prospectus titled Plan of Distribution – Investment Summary and Fees – Share Certificates and Share Safekeeping is amended as follows:
Share Certificates and Share Safekeeping
Shares purchased for your Plan account are held by EQ.
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At the time of enrollment in the Plan, or at any later time, you may deposit any of your Common Stock certificates with EQ for safekeeping. Shares represented by the deposited certificates will be included in your Plan account.

•	If you wish to have only a portion of your cash dividends on Common Stock held in your Plan account reinvested, you must notify EQ, in writing or online at shareowneronline.com.
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If you wish to have none of your cash dividends reinvested, your shares may be placed in Direct Registration System form. Direct Registration System is a securities industry initiative that provides for electronic direct registration of securities on our books, in your existing EQ account registration and allows shares to be transferred between EQ and your broker electronically.

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Shares deposited are treated in the same manner as shares purchased through the Plan and may be transferred or sold through the Plan for tax purposes. It is important that you keep records of the original purchase price of these shares for subsequent gain or loss calculations.

•	Shares held in Plan accounts may not be pledged.

 A participant may elect to deposit physical P&G Common Stock certificate(s) for safekeeping, by sending the certificate(s) to the Plan Administrator together with instructions to deposit the certificate(s). The certificate(s) will show as surrendered with the corresponding credit to Plan shares. The transaction will appear on the Plan account statement, and shares will be held by the Plan Administrator in its name or nominee name. These shares will be held until the participant sells, withdraws or terminates participation in the Plan. Because the participant bears the risk of loss in sending stock certificate(s), it is recommended that the participant sends them registered, insured for at least 5% of the current market value and request a return receipt.

Unless expressly defined herein, all terms in this Prospectus Supplement have the same meanings as in the Prospectus.

This Supplement constitutes part of the Prospectus and must accompany the Prospectus.